FOR IMMEDIATE RELEASE:

China Ceramics Reports Unaudited Third Quarter 2009 Results

Tortola, British Virgin Islands, January 4, 2009 – China Ceramics Co., Ltd. (OTCBB: CHSQ), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced the unaudited financial results for Success Winner Limited, its BVI located subsidiary, for the third quarter ended September 30, 2009.  Such results occurred prior to the acquisition by China Ceramics of Success Winner in November 2009.

Results For The Third Quarter

•
Revenue for the third quarter ended September 30, 2009 increased by 15.8% compared to the third quarter ended September 30, 2008.  This was primarily driven by a 16.4% increase in square meters of ceramic tiles sold in the third quarter of 2009 compared to the third quarter of 2008 as real estate development in China continued to rebound from the slowdown in second half of 2008.  Revenue for nine months ended September 30, 2009 increased by 9.6% from the equivalent period in 2008. During this period, sales volume in square meters increased by 15.7% compared to 2008.  The positive impact on revenue due to the increase in square meters sold was offset by an average 7% price per square meter reduction that China Ceramics implemented in the third quarter of 2008 to combat the slowdown in China’s economy at the time.  The company raised the average selling price per square meter by approximately 4% on all of its products in July 2009.

•
Profit for the third quarter ended September 30, 2009 increased by 19.0% compared to the third quarter ended September 30, 2008.  The increase in profit was driven by the 15.8% growth in revenue and compounded by management’s ability to control the growth in cost of sales to only 7.2% compared to the third quarter of 2008, resulting in a 35.5% increase in gross profit in the third quarter 2009 compared to the same quarter in 2008.  The favorable trend was partially offset by the company’s statutory tax rate changing from approximately 12.5% in 2008 to 25.0% in 2009.  Profit for the nine months ended September 30, 2009 decreased by 2.8% from the equivalent period in 2008.  This change in profit is primarily from the combined result of a 12.6% increase in gross profit and a 125.7% increase in income tax expense during the nine-month period of 2009.

•	Average selling price per square meter for the third quarter 2009 remained at about the same level compared to the third quarter 2008 and increased by 4.3% in the second quarter ended June 30, 2009.

•
Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) for the third quarter 2009 increased by 36.4% compared to the third quarter 2008 and EBITDA for the nine months ended September 30, 2009 increased by 12.7% from the equivalent period in 2008.

Margins, Expenses and Balance Sheet

Success Winner’s other key operating benchmarks and balance sheet items for the third quarter of 2009 include the following:

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Gross margin increased to 35.5% of revenue compared with 32.3% for the second quarter of 2009. The increase was primarily due to increase in the average selling price per square meter by 4.3% in third quarter 2009.  Gross margin was 30.3% for the third quarter of 2008.

•
Selling and distribution expenses increased to RMB15.0 million, compared with RMB12.8 million for the second quarter of 2009 and RMB12.1 million for the third quarter of 2008. The sequential increase was primarily due to an increase in sales commissions payable to distributors from higher revenue in the quarter.

•	Administrative expenses were RMB2.6 million, compared with RMB2.3million for the second quarter of 2009 and RMB2.2 million for the third quarter of 2008.

•
Cash and cash equivalents was RMB162.3 million as of September 30, 2009, compared with RMB93.2 million as of June 30, 2009.  The increase in cash and cash equivalents was primarily due to an increase in the cash generated from strong summer and fall sales.

•
Inventory turnover was 74 days as of September 30, 2009 compared with 80 days as of June 30, 2009 due to the lower inventory level at September 30, 2009 as production and sales volume in the third quarter exceeded management's purchasing and production forecast.

•	Trade receivables turnover was 103 days as of September 30, 2009 compared with 102 days as of June 30, 2009.

•	Trade payables turnover was 67 days as of September 30, 2009 compared with 63 days as of June 30, 2009.

Fourth Quarter 2009 Outlook

Expected sales volume for the fourth quarter ended December 31, 2009 was 8.7 mm square meters, which would represent a 20.8% year over year growth in sales volume from 7.2 mm square meters sold in the comparable period of 2008.

About China Ceramics Co., Ltd.

China Ceramics is a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.  China Ceramics produces five different types of ceramics tiles, sold under the “HD” or “Hengda” brand.  The company’s products are available in over two thousand styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.  China Ceramics securities are quoted on the OTCBB under the symbols “CHSQ”, “CHSQW” and “CHSQU”.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release.  Such risk factors include, among others: future operating or financial results; future growth expectations; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the markets in which China Ceramics operates; changes in laws and regulations; potential liability from future litigation; the diversion of management time on acquisition and integration related issues; modifications or adjustments to the financial statements of China Ceramics as a result of applicable securities laws; and general economic conditions such as inflation or recession.  Actual results may differ materially from those contained in the forward-looking statements in this communication and documents filed with the SEC. China Ceramics undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  All forward-looking statements are qualified in their entirety by this cautionary statement.

Non-GAAP Financials

The financial information and data contained in this communication is unaudited and does not conform to the SEC’s Regulation S-X.

This communication contains disclosure of EBITDA for certain periods, which may be deemed to be a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission.  Management believes that EBITDA, or earnings before interest, taxes, depreciation and amortization, is an appropriate measure of evaluating operating performance and liquidity, because it reflects the resources available for strategic opportunities including, among others, investments in the business and strategic acquisitions.  EBITDA may not be comparable to similarly titled measures reported by other companies.  EBITDA is not a recognized term under U.S. GAAP, and EBITDA should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with generally accepted accounting principles.  EBITDA is not a completely representative measure of either the historical performance or, necessarily, the future potential of China Ceramics.

Contact:
Stuart Management Company
Mark L. Wilson, 203-226-6288

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
UNAUDITED COMBINED STATEMENT OF FINANCIAL POSITION

	As at 30 September 2009	As at 31 December 2008
	(Unaudited)	(Audited)
	RMB'000	RMB'000
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	61,044	72,172
Land use rights	165	168
	61,209	72,340

Current assets
Inventories	102,327	131,562
Trade receivables	291,227	195,848
Prepayments and other receivables	451	3,364
Cash and bank balances	162,344	51,606
	556,349	382,380

Current liabilities
Trade payables	118,502	92,888
Accrued liabilities and other payables	64,570	90,948
Interest-bearing bank borrowings	34,500	12,300
Income tax payable	17,668	5,133
	235,240	201,269
Net current assets	321,109	181,111
Net assets	382,318	253,451

EQUITY

Total shareholders’ equity	382,318	253,451

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
UNAUDITED COMBINED STATEMENT OF COMPREHENSIVE INCOME

	Three months ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2008	2009	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	214,974	221,497	248,911	591,807	648,640
Cost of Sales	(149,813)	(150,010)	(160,587)	(401,617)	(434,487)
Gross profit	65,161	71,487	88,324	190,190	214,153
Other income	136	1,253	109	1,551	1,428
Selling and distribution expenses	(12,117)	(12,810)	(14,977)	(33,862)	(37,632)
Administrative expenses	(2,227)	(2,257)	(2,577)	(7,768)	(7,409)
Finance costs	(263)	(208)	(513)	(660)	(929)
Foreign exchange (loss)/gains	(48)	(1)	4	19	(16)
Profit before taxation	50,642	57,464	70,370	149,470	169,595
Income tax expense	(6,350)	(14,369)	(17,668)	(18,894)	(42,648)
Profit for the period	44,292	43,095	52,702	130,576	126,947
Attributable to:
Shareholders of the Company	44,292	43,095	52,702	130,576	126,947
Earnings per share - Basic (RMB cents)	N/A	N/A	N/A	N/A	N/A

SUCCESS WINNER LIMITED AND ITS SUBSIDIARIES
NON-GAAP RECONCILIATION
	Three month ended			Nine months ended
	September 30	June 30	September 30	September 30	September 30
	2008	2009	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Net Income	44,292	43,095	52,702	130,576	126,947
Plus Tax	6,350	14,369	17,668	18,894	42,648
Plus Interest	263	208	513	660	929
Plus Dep. and Amort.	3,925	3,955	3,925	11,671	11,833
EBITDA	54,830	61,627	74,808	161,801	182,357

Sales volume (square meters)	8,046,826	8,692,665	9,369,226	21,639,226	25,027,824
Average Selling Price	26.7	25.5	26.6	27.3	25.9
(in RMB/square meter)